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Filed by TriQuint Semiconductor, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Sawtek, Inc. Commission File No.: 0-28276

TriQuint Overview

•
Analog and Mixed Signal Semiconductors

•
Diversified Communications Market Focus

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GaAs Technology Leader

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Diversified Technology Base

•
Diversified Customer Base

•
Excellent Financial Performance

Sawtek Overview

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Surface Acoustic Wave Filters (SAWS)

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Small Size, High Volume, Low Cost

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Communications Focus

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Technology Leader

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Diversified Customer Base

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Excellent Financial Performance

Key Highlights

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  Enhanced Technical Capability

  •
  Leapfrog in Module Integration

  •
  Product Diversity & Customer Synergy

  •
  Financial Strength

Diversified Markets

Customer Base (>$5M)

Sawtek	TriQuint
• Cisco	• Boeing
• Ericsson	• Ericsson
• Hyundai	• Hittite
• Kyocera	• Lucent
• LG	• Motorola
• Lucent	• Mini Circuits
• Motorola	• Nokia
• Nokia	• Nortel
• Samsung	• Raytheon

ProForma Financials (FY)

Cell Phone Architecture

Antenna
Baseband Components
Digital Components
Baseband Components
Microphone
Analog to Digital
Digital Signal Processing
Digital to Analog
Radio Frequency Components
Speaker
Digital to Analog
Micro-Processor
Analog to Digital
Digital Interface
Keypad
Display
Input/Output
External Connections
TriQuint and Sawtek

TriQuint SEMICONDUCTOR

SAWTEK INCORPORATED

Today's Module Environment

From the Mobile Phone Manufacturers Point of View

  •
  Simplifies Wireless Device Design

    —    Requires Much Less RF Engineering Talent

    —    Speeds Time to Market

    —    Increase Product Offerings

  •
  Reduces Inventory/Handling Costs

  •
  Increases Wireless Product Manufacturing Yield

Today's Module Environment

From the Supplier's Point of View

  •
  Big Business Opportunity, but...

The Challenge:

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  My Customer Already Designs these Functions
  and Buys Large Volumes at Low Prices

  •
  How Do I Create Cost Leverage?

  •
  Can I Make Any Money?

Today's Module Environment

  •
  Previous Generation Phone Board

Today's Module Environment

  •
  Current Generation Phone Board

Today's Module Environment

  •
  Hitachi Power Amp Module

Module Market Drivers

Cost Reduction

  •
  Eliminate Stacked Margins

    —    Maximize Content

  •
  Design Optimization/Integration

Radio Architecture

Radio Architecture

Radio Architecture

Radio Architecture

Radio Architecture

Deal Terms

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  Pooling

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  Accretive

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  No Organization Overlap

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  All Stock

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  Exchange Ratio

  •
  Maintains Sawtek Brand

Key Highlights

  •
  Enchanced Technical Capability

  •
  Leapfrog in Module Integration

  •
  Product Diversity & Customer Synergy

  •
  Financial Strength

Comments on Forward-Looking Statements

The information provided herein contains historical and forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995, which may not be indicative of future results. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made herein should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: a decline in either the growth of wireless communications or the acceptance of CDMA technology; the demand for semiconductors for applications such as optical networks and wireless communication and the performance of our manufacturing facilities; our ability to successfully integrate the combined company; our dependence on a few large customers; competitive products or technologies that could reduce demand for our products such as direct conversion or digital filtering technology; increased sales through consignment agreements; our ability to successfully develop and bring new products to market; our dependence on a limited number of suppliers for certain key raw materials; risks associated with international sales; declining selling prices for some of our key products; decreased manufacturing yields; cancellation of purchase orders by our customers; our inability to protect our intellectual property or if we infringe on the intellectual property of others; increased competition from other suppliers; risks associated with our Costa Rican operations; risk of natural disasters, and other risks discussed in the SEC filings of the respective companies including Form 10-K and Form 10-Q, which can be accessed at the SEC website at www.sec.gov.

A reader of this information should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. We do not assume the obligation to update any forward-looking statement.

Addition Information

TriQuint plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of TriQuint and Sawtek expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TriQuint, Sawtek, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Sawtek, its directors, executive officers and certain members of management and employees may be soliciting proxies from Sawtek's shareholders in favor of the adoption of the merger agreement. A description of any interests that Sawtek's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus. TriQuint, its directors, executive officers and certain members of management and employees may be soliciting proxies from TriQuint's stockholders in favor of the issuance of TriQuint shares in connection with the merger. A description of any interests that TriQuint's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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QuickLinks

TriQuint Overview
Sawtek Overview
Key Highlights
Diversified Markets
Customer Base (>$5M)
ProForma Financials (FY)
Today's Module Environment
Today's Module Environment
Today's Module Environment
Today's Module Environment
Today's Module Environment
Module Market Drivers
Radio Architecture
Radio Architecture
Radio Architecture
Radio Architecture
Radio Architecture
Deal Terms
Key Highlights